EXHIBIT 5

RVL 1, LLC
c/o Aston Capital LLC
177 Broad Street
Stamford, CT 06901

October 16, 2018

William D. Ingram
Dennis McCarthy
Stephen G. Virtue
Members of the Board of Directors
Revolution Lighting Technologies, Inc.
177 Broad Street, 12th Floor
Stamford, CT 06901

Gentlemen:

We write to you in connection with your roles as independent, disinterested members of the Board of Directors of Revolution Lighting Technologies, Inc. (the “Company”) and on behalf of RVL 1, LLC (together with its affiliates and certain related persons, “we” or “us”). As you are aware, we beneficially own approximately 46% of the Company’s outstanding common stock and have provided various capital support to the Company in the form of letters of support, guarantees under the Company’s Revolving Credit Facility and promissory notes.

We are constantly evaluating our investment in the Company and the Company’s business, financial performance and liquidity situation. The Company’s recent financial performance has made clear to us that, in our opinion, the Company can no longer continue to operate in the way it historically has operated. The Company’s ongoing liquidity needs, which we do not believe can be addressed through third party funding, are likely to require us to provide additional funding, which we are reluctant to do at this time given the Company’s current operations and cost structure. Without additional funding, we believe that the Company may be forced to consider various restructuring alternatives in the near term.

Simply put, we do not believe that it is in the best interests of the Company and its stockholders to continue as a publicly traded enterprise, as we believe it currently lacks sufficient scale and the ongoing costs of maintaining the reporting and related infrastructure necessary for public reporting are a significant financial burden on the Company. In addition, we believe the constant pressure to meet quarterly earnings targets has been a significant distraction to the Company’s management and has prevented management from appropriately focusing on the long term growth and the development of the Company’s business.

As a result of the above factors, we propose to acquire all of the common stock of the Company that we do not currently own for a price of $2.00 per share. Given our familiarity with the Company, we would not need to conduct any further due diligence on the Company and would be in a position to sign a definitive transaction agreement quickly. Our proposal is conditioned on the Board of Directors forming a fully empowered and properly constituted special committee of independent directors, which is empowered to select its own advisors, to consider the fairness to the Company’s stockholders of our proposal (or any other strategic alternatives) and negotiate the terms of any definitive documentation with respect to any resulting transaction. Our proposal is further conditioned on the approval of holders of a majority of the Company’s disinterested stockholders. We have sufficient cash and liquid assets on hand to fund the transaction consideration and satisfy the related fees and expenses in connection therewith.

While we recognize that our offer represents a discount to the current trading price of the Company’s common stock, we do not believe that the current trading price accurately reflects the Company’s current financial performance or liquidity situation. We believe that our offer represents the best value that the Company’s stockholders could reasonably expect given the current circumstances. However, we are supportive, and in favor, of the Company exploring and potentially pursuing other strategic alternatives that maximize stockholder value.

We are available at your convenience to discuss our proposal and look forward to constructively working with you to determine the best path for the Company to realize value for all of its shareholders.

Very truly yours,

RVL 1, LLC

By: /s/ Robert V. LaPenta
Name: Robert V. LaPenta
Title: Chief Executive Officer